UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Amendment No. 1
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

ACE AVIATION HOLDINGS INC.
(Name of Subject Corporation (issuer))

ACE AVIATION HOLDINGS INC. (Issuer)
(Name of Filing Persons (identify status as offeror, issuer or other person))

4.25% Convertible Senior Notes due 2035
(Title of Class of Securities)

00440PAB8 and 00440PAA0
(CUSIP Numbers of Class of Securities)

Attention: Brian Dunne, Executive Vice President and Chief Financial Officer
5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada H4A 3T2
(514) 205-7855
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Christopher W. Morgan, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street, Suite 1750
Toronto, Ontario M5K 1J5
(416) 777-4700

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)
$231,389,518	$9,094

(1)  Calculated solely for purposes of determining the amount of the filing fee. This amount is based on the offer to purchase $257,099,464 (Cdn$322,746,000) aggregate principal amount of outstanding 4.25% Convertible Senior Notes due 2035 at a price of Cdn$900 per Cdn$1,000 principal amount of notes and is calculated based on the inverse of the noon buying rate of Canadian dollars in the city of New York on December 10, 2008 as certified for customs purposes by the Federal Reserve Bank of New York (Cdn$1 = US$0.7966).

(2)  The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$9,094
Form or Registration No.:	Schedule TO
Filing Party:	ACE Aviation Holdings Inc.
Date Filed:	December 12, 2008

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO initially filed December 12, 2008 (the "Schedule TO") in connection with the offer by ACE Aviation Holdings Inc., a Canadian corporation ("ACE" or the "Corporation") to the holders of its 4.25% Convertible Senior Notes due 2035 (the "Notes") to purchase any and all of the Notes for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2008 (the "Offer to Purchase"), the accompanying Issuer Bid Circular (the “Circular”) and the related Letter of Transmittal (the "Letter of Transmittal") which, collectively, as amended or supplemented from time to time, constitute the "Tender Offer." This Amendment No. 1 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

All information in the Offer to Purchase and Circular which was previously filed as Exhibit (a)(1)(A) to the Schedule TO is incorporated herein by reference in response to all applicable items of Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 11.

           Items 1 through 11 of the Schedule TO are hereby amended and supplemented by adding the following:

 1.  The inside front cover of the Offer to Purchase is hereby amended and supplemented as follows:

 The second sentence of the first paragraph is deleted and replaced with the following:

"The Offer is not being made to Noteholders in any jurisdiction in which the making thereof would not be in compliance with the laws of any such jurisdiction."

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 12, 2008 and the accompanying Issuer Bid Circular.**
(a)(1)(B)	Letter of Transmittal.**
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	None.
(b)	None.

(c)	Not applicable.
(d)(1)	Indenture, dated April 6, 2005.**
(d)(2)	First Supplemental Indenture, dated December 14, 2007.**
(d)(3)	ACE Stock Option Plan, as amended, dated March 27, 2007.*
(d)(4)	Form of Stock Option Agreement.*
(d)(5)	ACE Deferred Share Unit Plan for Non-Employee Directors, effective as of January 1, 2007.*
(e)	Not applicable.
(f)	Not applicable.
(g)	None.
(h)	Not applicable.
*	Incorporated by reference to the Schedule TO filed by the Corporation on December 6, 2007.
**	Previously filed with the Corporation's Schedule TO on December 12, 2008.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Sydney John Isaacs
Name:	Sydney John Isaacs
Title:	Senior Vice President, Corporate Development
and Chief Legal Officer

Date:	December 23, 2008

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 12, 2008 and the accompanying Issuer Bid Circular.**
(a)(1)(B)	Letter of Transmittal to Deposit Notes.**
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	None.
(b)	None.
(c)	Not applicable.
(d)(1)	Indenture, dated April 6, 2005.**
(d)(2)	First Supplemental Indenture, dated December 14, 2007.**
(d)(3)	ACE Stock Option Plan, as amended, dated March 27, 2007.*
(d)(4)	Form of Stock Option Agreement.*
(d)(5)	ACE Deferred Share Unit Plan for Non-Employee Directors, effective as of January 1, 2007.*
(e)	Not applicable.
(f)	Not applicable.
(g)	None.
(h)	Not applicable.
*	Incorporated by reference to the Schedule TO filed by the Corporation on December 6, 2007.
**	Previously filed with the Corporation's Schedule TO on December 12, 2008.